**Proposal for Modification of the Investment Objectives of Fund IV**

BY EMAIL

Puerto Rico Investors Tax Free Fund IV, Inc.
Banco Popular Center
209 Muñoz Rivera Avenue
San Juan, PR 00918

Attn: **Luis A. Aviles**
Secretary
University of Puerto Rico School of Law
7 Universidad Avenue
San Juan, Puerto Rico 00925.

Email: luis.aviles4@upr.edu

Pursuant to the Certificate of Incorporation of **Puerto Rico Investors Tax-Free Fund IV, Inc.** (the "**Corporation**", "**Fund IV**", or the "**Fund**"), a group of stockholders that hold in the aggregate over twenty percent (20%) of the capital stock of the Corporation (the "**Stockholder Group**") propose the following change to the Corporation's investment objective or fundamental policies, for consideration and approval by the Board of Directors (the "**Proposal**"):

Proposal

The modification in the investment objective of the Fund establishing an additional investment objective as follows:

- o   To return to shareholders the net assets of the Fund by or before January 31, 2022.

Additional Background

The Fund currently has the following investment objective:

- o   To achieve a high level of current income that, for the Puerto Rico investors described herein, is exempt from Federal and Puerto Rico income taxes, consistent with the preservation of capital. The Fund may invest in securities having a wide range of maturities up to thirty years.

This Proposal would add as an additional investment objective to return to shareholders the net assets of the Fund by or before January 31, 2022.

This Proposal may be signed by facsimile and in counterparts, each of which shall be deemed to be an original, and each of which taken together, shall constitute one Proposal from all parties.

Sincerely,

The Stockholder Group

*[Signature Pages Follow]*

Proposal for Modification of the Investment Objectives of Fund IV

The undersigned hereby joins the Proposal.

Number of Common Shares:

By: _[signature]_   746,036.81

Name: William H. Hawk

Title: Managing Partner

Date: 5/13/21